SEC 09055039 [MM]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Tree Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 Liberty Street
(No. and Street)

Acton (City) MA (State) 01720 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David K. Stone (978) 263-3051
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

PROCESSED
FEB 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 09 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David K. Stone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Tree Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Randy Schacht
Notary Public, Massachusetts
My Commission Expires December 29, 2011

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY TREE ADVISORS, LLC

CONTENTS

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Member of
Liberty Tree Advisors, LLC
Acton, Massachusetts

We have audited the accompanying statement of financial condition of Liberty Tree Advisors, LLC (the "Company"), as of December 31, 2008, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Tree Advisors, LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C
Boston, Massachusetts
January 19, 2009

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

LIBERTY TREE ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 149,271
Accounts receivable	10,486
Prepaid expenses	11,515
Property and equipment, net	1,188
Total assets	$ 172,460

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 3,000
Total liabiltties	3,000
Member's equity	169,460
Total liabilities and member's equity	$ 172,460

See accompanying notes to financial statements.

LIBERTY TREE ADVISORS, LLC

STATEMENT OF INCOME

Year Ended December 31, 2008

Revenue:	
Broker-dealer revenue	$ 145,000
Consulting service revenue	111,010
Reimbursed expenses	6,864
Interest income	1,995
Total revenue	264,869
Expenses:	
Professional fees	15,978
Insurance	16,824
Dues and subscriptions	16,279
General and administrative	3,980
Travel and entertainment	9,207
Depreciation	1,140
Total expenses	63,408
Net income	$ 201,461

See accompanying notes to financial statements.

LIBERTY TREE ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2008

Member's equity at December 31, 2007	$ 168,499
Net income	201,461
Distributions to member	(200,500)
Balance at December 31, 2008	$ 169,460

See accompanying notes to financial statements.

LIBERTY TREE ADVISORS, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 201,461
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,140
Changes in assets and liabilities:	
Accounts receivable	18,646
Prepaid expenses	(2,471)
Accrued expenses	3,000
Net cash provided by operating activities	221,776
Cash flows from financing activities:	
Distributions to member	(200,500)
Net cash used in financing activities	(200,500)
Net increase in cash and cash equivalents	21,276
Cash and cash equivalents at beginning of year	127,995
Cash and cash equivalents at end of year	$ 149,271

See accompanying notes to financial statements.

LIBERTY TREE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2008

1. ORGANIZATION AND NATURE OF BUSINESS

Liberty Tree Advisors LLC (the "Company') was organized on February 22, 2006 under the laws of the State of Massachusetts as a Limited Liability Company. David K. Stone is the Company's sole member. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") was approved on August 8, 2007. The Company provides business consulting and private placement services for its clients in Massachusetts and elsewhere in the United States.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(i) of the Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Revenue Recognition

The Company recognizes consulting service revenue on a monthly basis as work is performed. The Company recognizes broker-dealer revenue according to the terms of the related contracts with its private placement clients, which may include minimum broker-dealer service fees payable monthly or upon contract termination or project completion and success fees payable upon project completion. In addition, the Company records revenues derived from reimbursement of out-of-pocket expenses monthly as invoiced.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses inherent in the accounts receivable balance.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Generally, property and equipment with a cost less than $200 are expensed when purchased. Office equipment consists of computers, printers and cellular telephones, which are considered to have a useful life of three years. The Company periodically reviews the carrying value of its property and equipment to determine if facts and circumstances suggest that they may be impaired or that the depreciation period may need to be changed. Repair and maintenance expenditures are charged to operations as incurred.

Income Taxes

The Company is a single-member limited liability company and does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its sole member, David K. Stone. The Company is a disregarded entity for US Federal and Massachusetts tax purposes; therefore, no provision for income taxes has been recognized in the financial statements.

3. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to credit risk include cash and cash equivalents, which may exceed federally insured limits. Cash in federally insured banks was within insured limits at December 31, 2008. Accounts receivable from one customer accounted for 96% of total accounts receivable at December 31, 2008. The Company does not anticipate non-performance by its counterparties, and the financial statements do not include any reserves for such risks.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2008:

Office equipment	$ 3,418
Less accumulated depreciation	(2,230)
	$ 1,188

5. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 8:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2008 the Company had net capital of $146,271, which is $141,271 in excess of its required net capital of $5,000. At December 31, 2008, the Company's net capital ratio was 29.3:1. The Company had aggregate indebtedness of $3,000 at December 31, 2008, so its aggregate indebtedness to net capital ratio was 0.02.

6. CUSTOMER CONCENTRATION

Transactions with one customer accounted for 35% of the Company's revenues for the year ended December 31, 2008, and transactions with four customers accounted for 75% of the Company's revenue.

7. RELATED PARTY

The Company operates from the home office space of its member. No occupancy costs are charged to the Company associated with this space.

LIBERTY TREE ADVISORS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Computation of net capital:

Total member's equity from statement of financial condition	$ 169,460
Less non-allowable assets:	
Accounts receivable	10,486
Prepaid expenses	11,515
Property and equipment, net	1,188
Total non-allowable assets	23,189
Less: haircuts on securities	-
Net capital	$ 146,271

Computation of basic net capital requirement:

Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Excess net capital	$ 141,271
Aggregate indebtedness	$ 3,000

Statement Pursuant to Rule 17a-5(d)(4)

There were no differences between the computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 and the computation of net capital pursuant to Rule 15c 3-1 contained herein.

See independent auditors' report.

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Liberty Tree Advisors, LLC
Acton, Massachusetts

In planning and performing our audit of the financial statements of Liberty Tree Advisors, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule l7a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the member, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.
Boston, Massachusetts
January 19, 2009

END